SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Stanley Furniture Company, Inc.

(Name of Issuer)

Common Stock, Par Value $.02 Per Share

(Title of Class of Securities)

854305208

(CUSIP Number)

David W. Robertson

McGuireWoods LLP

Gateway Plaza

800 East Canal Street

Richmond, Virginia 23219

(804) 775-1031

(Name, Address and Telephone Number of Persons Authorized

to Receive Notices and Communications)

December 7, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 854305208

Schedule 13D

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Glenn Prillaman

2)	Check the Appropriate Row if a Member of a Group (See Instructions)

(a)

(b)

3)	SEC Use Only

4)	Source of Funds (See Instructions)

OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization United States

Number of	7)	Sole Voting Power	1,331,295
Shares Bene-
ficially	8)	Shared Voting Power	0
Owned by
Each	9)	Sole Dispositive Power	1,331,295

Reporting
Person With	10)	Shared Dispositive Power	0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,331,295

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)	Percent of Class Represented by Amount in Row (11)

8.9%

14)	Type of Reporting Person (See Instructions)

IN

SCHEDULE 13D

1.

Amendment No. 3 amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2015 and amended by Amendment No. 1 thereto on March 2, 2016 and Amendment No. 2 thereto on July 19, 2017 by Glenn Prillaman with respect to shares of common stock, $.02 par value (the “Common Stock”), of Stanley Furniture Company, Inc. (the “Company”). The purpose for the filing of Amendment No. 3 is to update the reported beneficial ownership of the Common Stock by and identity and background of Mr. Prillaman.

2.	Interest in Securities of Stanley.

The undersigned is beneficial owner of 1,331,295 (or 8.9% of the outstanding) shares of Common Stock, including 547,698 shares which could be acquired upon exercise of options granted under the Company’s 2000 Incentive Compensation Plan, the Company’s 2008 Incentive Plan and the Company’s 2012 Incentive Compensation Plan. The undersigned has the sole power to vote or to direct the vote of the shares beneficially owned by him and the sole power to dispose or to direct the disposition of the shares beneficially owned by him; however, the undersigned may not sell or vote shares which may be acquired on exercise of options until such options are exercised and the related Common Stock is issued.

The undersigned has had no transactions in the class of securities beneficially owned by him within the 60 days preceding the filing of this report, except (i) on December 7, 2017, in connection with Mr. Prillaman’s resignation as President and Chief Executive Officer of the Company, (A) all shares of unvested restricted stock held by Mr. Prillaman vested and (B) he surrendered 163,214 shares of Common Stock for tax withholding purposes and (ii) on December 4, 2017, options to purchase 30,000 shares of Common Stock expired.

3.	Identity and background.

This statement is filed on behalf of Glenn Prillaman whose business address is 715 Greeway Street, Davidson, NC 28036.

In view of recent resignation as President and Chief Executive Officer of the Company, no current position is given.

4.	Purpose of the Transaction.

The undersigned acquired the Common Stock reported herein for investment purposes or as compensation for serving as an executive officer of the Company. The undersigned intends to hold for investment the shares of Common Stock he owns and may, from time to time, acquire additional shares, or sell shares, of Common Stock.

Except as discussed above, the undersigned confirms that, as of the date of this statement, he has no plans or proposals which relate to or would result in any one or more of the matters described in paragraph (a) through (j) of Item 4 of Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 15, 2017	/s/ Glenn Prillaman
Glenn Prillaman

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